FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Mitsui’s entrance to the local gas distribution business in Brazil through acquisition of Gaspart
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 1, 2005
Commission File Number 09929
Mitsui & Co., Ltd.
(Translation of registrant’s name into English)
2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004     Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 1, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

November 1, 2005
Mitsui & Co., Ltd.
For immediate release
To whom it may concern
Mitsui’s entrance to the local gas distribution business in Brazil through acquisition of Gaspart
Mitsui & Co., Ltd. (“Mitsui”) announces that in New York (U.S.A.) on 31st October 2005 local time, it has entered into a share purchase agreement with Global Petroleum & Gas Industry, L.L.C., (U.S.A.) (“Global”) to acquire all of the equity interest held by Global in Gás Participações Ltda. (Brazil) (“Gaspart”), which currently owns a part of the capital of seven local gas distribution companies (“LDC”)(*1) in seven States (*2) in Brazil. Global owns 100% of the equity interest in Gaspart. The total purchase price is approximately US$250 million, and Mitsui intends to close the deal by the end of February next year.
Gaspart runs the seven LDCs, in which the other shareholders are Petrobras Gas S.A. (“Gaspetro”), a 100% subsidiary of the Brazilian state-owned petroleum company Petróleo Brasileiro S.A. (“Petrobras”), and the respective State governments in which each LDC is located. Each LDC runs its business under an exclusive concession for the period of approx. 30 to 50 years, granted by the respective State, and sells the gas, all of which is purchased from Petrobras, to mainly large clients for industrial use and as fuel for natural gas vehicles. The total volume of gas which the seven LDCs handle is significant in the Brazilian market, and accounts for nearly 20% of total gas distributions in Brazil.
With the purchase of Gaspart, Mitsui can enter into the downstream of the energy business chain, which will contribute to diversifying its energy business in Brazil. By its diversification of business, Mitsui also hopes to strengthen and develop its relationship with those entities which operate the LDCs, namely Petrobras and the State governments. Mitsui anticipates the further development of its energy related business in Brazil, where energy demand is growing, based on stable economic growth.

1

*1 Bahiagás, Copergás, Scgás, Compagás, Algás, Pbgás, Sergás
*2 State of Bahia, State of Pernambuco, State of Santa Catarina, State of Parana, State of
Alagoas, State of Paraiba, State of Sergipe
For further information, please contact
Mitsui & Co., Ltd.
Corporate Communications Division
Tel: +81-3-3285-7596
Investor Relations Division
Tel: +81-3-3285-7910
Attachment
1 Map
2 Mitsui’s entrance to the local gas distribution business in Brazil through acquisition of Gaspart (Brazil)

2

Attachment 1

1

Attachment 2

Mitsui’s entrance to the local gas distribution business in Brazil through acquisition of Gaspart (Brazil)

1.	Outline of the Project
	Acquired company:	Gás Participações Ltda. (Brazil) (“Gaspart”)
	Seller:	Global Petroleum & Gas Industry, L.L.C. (U.S.A.) (“Global”)
	Purchaser:	Mitsui & Co., Ltd. (Japan)
	Total purchase price:	US$250 million
Line of business of
	acquired company:	Holding company which owns seven local gas distribution companies (“LDC”s) in Brazil

2.	Outline of the LDCs
	LDCs:	Please refer to the below table for names and States in which they are located.
	Line of business:	Sale of natural gas in the respective State under an exclusive concession for 30 to 50 years.
	Supplier of gas:	Petróleo Brasileiro S.A. (Brazil) (“Petrobras”)
	Clients of gas:	Industrial users (mainly for industrial use and as fuel for natural gas). Please refer to the graph in section 5 below for details.
Shareholders:

Area		Northeastern					South
Company		Algás	Bahiagás	Copergás	Pbgás	Sergás	Compagás	Scgás
State		Alagoas	Bahia	Pernam -buco	Paraiba	Sergipe	Parana	Santa Catarina
Population (Unit: K)		2,918	13,067	7,911	3,437	1,780	9,558	5,333
Length of pipeline		124km	310km	216km	100km	70km	420km	520km
	Gaspart	24.5%	24.5%	24.5%	24.5%	24.5%	24.5%	23.0%
Shareholders*	Gaspetro*	24.5%	24.5%	24.5%	24.5%	24.5%	24.5%	23.0%
	State	51.0%	51.0%	51.0%	51.0%	51.0%	51.0%	51.0%

*	Voting stock basis

*	Gaspetro: 100% subsidiary of Petrobras (in charge of gas business)

3.	Outline of Petrobras

•	Brazilian state-owned petroleum company established in 1953

•	One of the largest oil companies in the world, with reserves of 11.8 billion boe*. (boe= barrels of oil equivalent )

•	Carrying on business in various energy sectors, and its activities are conducted all over the world.

•	Mitsui has been carrying out several projects in cooperation with Petrobras, and Mitsui expects to strengthen its relationship with Petrobras.

4.	Past and Undergoing Mitsui Projects with Petrobras

	Amount
Project	(US$mil)	Year	Outline
Cabiunas Gas Project	850	2000	Structured finance for project for separation and transportation of flare gas from the Campos Oil Basin
EVM Project	1,230	2000	Structured finance for facilities to be used in the Espadarte, Voador, and Marimba mining areas in the Campos Oil Basin
Barracuda & Caratinga Project	2,500	2000	Structured finance for facilities to be used in the Barracuda and Caratinga mining areas in the Campos Oil Basin
Malhas Project	1,000	2003	Own gas pipeline network in Southeastern and Northeastern areas of Brazil and provide gas transportation services
Revap Refinery Modernization Project (under negotiation)	900	2005	Refinery Modernization Project (concluded a MOU for the Project in May 2005)

5.	Usage of gas

6.	Structure of shareholders